EXHIBIT 99.3

September 22, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

As I have continued to examine Codorus Valley Bancorp, Inc.’s (the “Corporation”) compensation and governance practices as well as its credit experience, particularly with respect to commercial loans, two things have become abundantly clear:

First, the Corporation’s board of directors (the “Board”) has completely abdicated even a pretense of overseeing Larry Miller. I have little doubt that Mr. Miller was responsible for the decision to substitute pre-tax, pre-provision income for net income as a performance measure in determining whether Mr. Miller and his hand-picked executive team would receive cash incentive compensation (as well as the amount of that compensation). To make such a change is absurd, to do so knowing that Mr. Miller dominated all decisions with respect to credit and risk appears to be intentionally reckless. Furthermore, to allow Mr. Miller to manipulate performance targets in order to increase the likelihood of receiving cash compensation where those performance targets failed to represent any actual improvement in performance suggests a studied indifference on the part of the Board towards the Corporation’s profitability as well as shareholder value.

Transmitted with this letter is a demand to inspect books and records. I believe that the Board’s role in compensation decisions that created a clear conflict of interest between management and shareholders to be egregious and intend to make a detailed examination of the circumstances regarding those decisions. Even the most cursory review of my prior engagement with other bank boards should demonstrate to you that I am extremely serious about vigorously exercising my rights as a shareholder when I believe that a board has injured shareholders to benefit management. Based on my review of applicable Pennsylvania law, I am confident that I am within my right to inspect the books and records referenced in that demand. Obviously, you and your counsel may come to a different conclusion, but it should be just as obvious that I am happy to let a judge decide who is right.

Second, when we (together with Mr. Miller and Craig Kauffman) spoke by phone earlier this fall, Mr. Miller and Mr. Kauffman indicated that the “plan” was to shift the focus to commercial lending. I believe that I was very clear that I was extremely skeptical that such a plan (i) was likely to be successfully implemented within a reasonable time frame and, (ii) even if it was, would be likely to create anywhere near the shareholder value that might be unlocked through a sale. I believe that I was also very clear that this was a plan that had been adopted and implemented by many other banks years before and, as a late arrival to this line of business, the Corporation would face stiff competition for the best lending and deposit relationships and likely suffer from adverse selection with respect to individual credits.

250 Park Avenue

7th Floor

New York, NY 10177

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As demonstrated by the chart below, the Corporation’s recent experience with commercial loans offers exactly no confidence that this is a business that the Corporation understands:

Source: S&P Capital IQ

From my vantage point it appears that (i) the Board allowed Mr. Miller to manipulate compensation practices to avoid accountability for credit issues (ii) while allowing him to dominate all credit and risk decisions, (iii) credit issues have surfaced and (iv) the Board has endorsed or adopted a strategy that, in practice, is eroding shareholder value, not increasing it.

I would appreciate the chance to speak with you at your earliest possible convenience about the topics discussed in this letter. Please let me know if you are available this week or early next.

#oversightnotalignment

Very truly yours,

/s/ J. Abbott R. Cooper

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